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May 4, 2018

Re:	X Financial (CIK No. 0001725033)
Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on February 28, 2018

Confidential

Ms. Erin E. Martin

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Martin:

On behalf of our client, X Financial, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 27, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on February 28, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. On behalf of the Company, we wish to thank you and other members of the Commission for your prompt response to the Company’s request for comments.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included its audited financial statements as of and for the year ended December 31, 2017, as well as certain other information and data to reflect recent developments.

*        *        *        *

General

1.              Considering that you will enhance disclosures in future amendments for full year 2017 financial statements, we will reevaluate your response to several comments, including comments 12, 13, 14, 16, 18, 58 and 67, once your full year 2017 financial statements are included.

The Company respectfully noted the Staff’s comments. The Company has included full year 2017 financial statements in the Revised Draft Registration Statement.

2.              We note the revisions you have made in relation to Circulars 141 and 57. In particular, we note in the third sentence of the last paragraph on page 21 you state that “[s]ome of our loan products, for example, our Xiaoying Housing Loan, Xiaoying Preferred Loan and our Xiaoying Credit Card Loan’s credit card cash advanced product may be deemed to have characteristics of cash loan under Circular 141,” however, you also state in the second full paragraph on page 25 that you “do not believe any of the loan products [you] currently facilitate is explicitly prohibited in accordance with the recently promulgated requirements under Circular 141 and Circular 57.” Please expand your Risk Factor disclosure to identify the aggregate amount and percentage of loans you facilitate that would be jeopardized if any of the loan products you identify above are deemed prohibited. Please also briefly describe what if any rectification measures you can or will you take if those products are deemed prohibited.

In response to the Staff’s comment, the Company has revised the disclosure on pages 21 and 22 of the Revised Registration Statement to update the analysis of the impact of Circulars 141 and 57 on its products and business in light of the application of Circular 141 and Circular 57.

The Company respectfully advises the Staff that the Company does not believe any of the loan products it currently facilitates is prohibited under Circular 141 and Circular 57 despite the substantial uncertainty in the application of these circulars and the Company has not been informed by any regulatory authorities to cease or modify any of its current products due to violation of any rules with respect to cash loan under Circular 141 or Circular 57 as of the date of the Revised Draft Registration Statement. The Company is closely monitoring the regulatory development and  will continue to operate and develop its business in accordance with the applicable laws and regulations.

Business

Loan Performance, page 93

3.              Please enhance your delinquency rate by balance disclosures to present delinquency rates by major product consistent with your guarantee liability rollfoward as presented on page F-65.

In response to the Staff’s comment, the Company has added the delinquency rate by balance of major products on page 95 of the Revised Registration Statement.

Delinquency Rate by Balance, page 93

4.              We note your response to comment 10 that Xiaoying Card Loans have a higher delinquency compared to your other products due to the features of these loans. Please tell us, and enhance your disclosure, to discuss the features of the Xiaoying Card Loans that contribute to the higher delinquency compared to your other products. Please update your discussion to include recent periods as well.

The Company respectfully advises the Staff that Xiaoying Card Loan has higher delinquency rate compared to its other unsecured products such as Xiaoying Preferred Loan primarily because the risk profile of Xiaoying Card Loan’s borrowers is different from that of the borrowers of Xiaoying Preferred Loan. Xiaoying Card Loan’s target borrowers are primarily credit card holders who are in the early stages of their careers, while Xiaoying Preferred Loan’s target borrowers are primarily self-employed business owners with established credit record being verified mainly by property ownership certificates, insurance policies or social insurance payment history. In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Revised Registration Statement.

5.              We note your response to comment 59. Please address the following:

•                  On page 93 in your delinquency rate by balance discussion, you state that loans that are delinquent for more than 180 days are charged-off and are included in the delinquency rate calculation. Considering also that you only present delinquency rates for 31-90 days and 91-180 days, tell us the relevance of your disclosure that for Xiaoying Card Loan, the credit losses measured by 181-days plus charge-off was nil and for Xiaoying Preferred Loan, the credit losses measured by 181 days plus charge-off was only 0.21%; and

•                  Tell us why for Xiaoying Card Loan, the credit losses measured by 181-days plus charge-off was nil considering the steady increase in historical cumulative 91-days plus past due delinquency rates as presented on page 94 and the outstanding related guaranty liability balances as presented on page F-65 which is based in part on expected delinquency rates.

The Company respectfully advises the Staff that except for Xiaoying Housing Loan, loans that are delinquent for more than 180 days are charged-off and are not included in the calculation of delinquency rate by balance. Considering the launch date and the relatively short operation period of Xiaoying Card Loan and Xiaoying Preferred Loan, the Company agrees that 181-days plus charge off amount was not as meaningful as delinquency rate by balance for 31-90 days and 91-180 days to measure credit losses. The Company has revised the disclosure on pages 95, 135 and 138 of the Revised Registration Statement.

Delinquency Rate by Vintage, page 93

6.              Please enhance your delinquency rate by vintage discussion to disclose the impact on your financial statements of delinquency rate trends in the 31- 90 days and 91-180 days past due buckets and the greater historical cumulative 91-day plus past due delinquency rates. Please update your discussion to include recent periods as well.

In response to the Staff’s comment, the Company has revised the disclosure on pages 96 and 97 of the Revised Registration Statement.

Liquidity and Capital Resources, page 103

7.              We note in your response to comment 16, you state that if additional capital is needed in the future to fund continued operations you may seek to issue equity or debt securities or obtain credit facilities. Please clarify in your Financing Activities discussion why, for the six months ended June 30, 2017, you elected to obtain a shareholder loan instead of issuing equity or debt securities or obtain a credit facility as disclosed in your amendment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 108 and 109 of the Revised Registration Statement.

Intermediary Model, page 110

8.              We note your response to comment 21 and your updated disclosures on pages 110-111 of the amended registration statement. Please enhance the related disclosures in the notes to the consolidated financial statements starting on page F-18 to reflect this disclosure as well.

In response to the Staff’s comments, the Company has revised the disclosure on page F-20 of the Revised Registration Statement.

Financing Income, page 111

9.              We note your response to comment 39. We further note your disclosure that you recognize interest income from loans in consolidated trusts in the “Financing Income” line item and that you also recognize service fees paid by borrowers in the “Financing Income” line item. Please revise to quantify the amount of interest income recognized and the amount of service fees recognized for each period presented.

In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Revised Registration Statement.

Online Consumer Finance and Investment Platforms are Filling the Gap, page 119

10.       Please refer to comment 24. For greater balance and context, please revise to discuss recent developments in the peer-to-peer lending industry in China, such as recent lending platform failures, over-leveraging and issues related to the industries’ fast growth in relation to regulation. We note your revised disclosure in the section headed “Changing Regulatory Environment of Online Consumer Finance Market” on page 125.

In response to the Staff’s comment, the Company has revised the disclosure on pages 130 and 131 of the Revised Registration Statement.

Our Borrowers and Loan Products, page 136

11.       We note your response to comment 27. We note that you use the classification “prime borrower” consistent with industry standard. Please revise your disclosure to describe what it means to have “sound credit history with credit records with PBOC CRC.”

The Company respectfully advises the Staff that the definition of “prime borrower,” “with credit records with PBOC CRC for over one year and without any late payment record of over 60 days in the previous six months or any records of NPL” as disclosed in the Draft Registration Statement are criteria to define “sound credit history.” In response to the Staff’s comments, the Company revised the disclosure on pages 10 and 141 of the Revised Draft Registration Statement to clarify such definition.

Our Borrowers and Loan Products, page 137

12.       We note your response to comment 29 that under the current arrangement with ZhongAn starting from September 2017, you would not provide guarantee services for certain of your products. We also note in your response to bullet 6 of comment 41 in which you state that there are no circumstances in which guarantee services will not be provided. Please reconcile these statements and revise your disclosures as necessary.

The Company respectfully advises the Staff that before September 2017, the Company provided guarantee services for substantially all of the loan products either through the arrangement with ZhongAn or by providing direct guarantee. The previous response to bullet 6 of comment 41 was responded for the historical periods included in the last submission. Starting from September 2017, the Company’s arrangement with ZhongAn has been amended for Xiaoying Preferred Loan and Xiaoying Card Loan, which are the major products currently offered by the Company. ZhongAn will bear substantially all the credit risk for these loan products under the revised arrangement.  In response to the Staff’s comments, the Company has revised the disclosure on page 112 and F-17 of the Revised Registration Statement.

13.       We note in your response to comment 30 that borrowers are allowed to have more than one loan outstanding at the same time for all products except Xiaoying Preferred Loans. Please enhance your disclosure to discuss the controls you have in place to ensure that loans subsequent to a borrower’s initial loan are not used to pay the principal and interest on earlier loans, which could disguise potential loan impairment. Also, please disclose how many loans a borrower is allowed to have, if there is a maximum cumulative loan amount any one borrower can have, if delinquent borrowers are allowed to have additional loans, and your controls over these processes.

In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Revised Registration Statement.

Loan Facilitation Services to Other Platforms, page 143

14.       We note your response to comment 34 and revisions disclosing the range of deposits each of the financial technology companies you cooperated with was required to pay. Please expand your disclosure to describe how you determine if a deposit is required and how you calculate the amount of the deposit.

In response to the Staff’s comment, the Company has revised the disclosure on page 149 of the Revised Registration Statement.

Loan Products, page 144

15.       We note that if the borrower fails to repay the investor, ZhongAn will compensate the investor for the principal investment amount and accrued interests within two business days from the default date. We also note that if the total amount of the insurance paid by ZhongAn to the insured investors has exceeded the expected maximum payout amount for certain period, ZhongAn will increase the insurance premium charged to borrowers in the next month. Please enhance your disclosure to address the following:

•                  Clarify, under the terms of your contract with ZhongAn, if you also compensate ZhongAn within two business days from default;

•                  Define default date; and

•                  Clarify if the increase in insurance premium charged to borrowers in the next month is for all borrowers or just new borrowers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 150 and 153 of the Revised Registration Statement.

Investment Products and Services

Other Products, page 145

16.       Please refer to comment 37. We note your revised disclosure that the money market products offered on your platform are under the administration of an independent asset management company. Please expand your disclosure to identify the asset management company and describe the money market funds offered.

The Company respectfully advises the Staff that money market products are offered by business partners and displayed on our platform. In response to the Staff’s comment, the Company has revised the disclosure on page 151 of the Revised Registration Statement.

Revenue Recognition, page F-15

17.       To provide investors with a clearer understanding of the differences in your revenue recognition policies, please revise to disclose your revenue recognition policies in separate sections for your Intermediary Model - Transferred to Non Institutional Investors (True Sales) and your Intermediary Model — Institutional Investors (Consolidated Trusts)).

In response to the Staff’s comment, the Company has revised its disclosures in F-20 by adding the subtitles to separate out the accounting policies for the institutional and non-institutional investors under the Intermediary Model.

18.       We note your response to comment 41. Please address the following:

•                  Your disclosures on pages F-15 and F-17 do not reflect that you no longer charge such upfront fees for any products as of the date of your response letter. Please revise your next amendment to reflect that you no longer charge upfront fees for any products as of the date of this response letter, if true. Additionally, please quantify the upfront fees collected and the remaining balance of upfront fees to be collected in the periods presented; and

In response to the Staff’s comment, the Company has revised its disclosures in F-16 and F-19 to indicate that all upfront fees for Xiaoying Card Loan had ceased as of December 2017 and to disclose the amount of upfront fees collected for the periods presented.

The Company respectfully advises the Staff that there are no upfront fees remaining to be collected given that they are deducted directly from the loan principal at inception.

•                  Tell us how you have captured the increased credit risk of collecting your service fees over the term of the loan instead of at loan origination.

The Company respectfully advises the Staff that the investors are deemed to be the customer of the Company and the Company is contractually authorized by the investors to charge service fees directly from the borrowers. As such, the Company determines that it is probable that it will collect the consideration to which it will be entitled to given there is no material credit risk regarding the investor’s ability to pay. The borrower’s credit risk has been considered an implicit price concession in determining the transaction price. During the term of the loan, if the Company determines that there are increased credit risk of the borrower’s ability to pay, the transaction price will be subsequently adjusted to accounts receivable with an offset to revenue in line with Step 3 of ASC 606 Revenue Recognition Model. The upfront service fees we deducted as prohibited by the Circular 141 amount to RMB405 million, representing 13.4% of the total consideration paid by borrowers during the same period. The Company does not believe there is a significant increased credit risk as a result of the ceased upfront fees for certain loan products.  The Company continues to monitor the credit risk profile of the borrowers and incorporates the latest trend of delinquency ratios and collection ratios into the credit rating and pricing systems.

19.       We note your response to comment 42. Please tell us:

•                  Why you do not believe borrowers are a customer as defined by ASC 606, considering it appears you enter into separate contracts with the borrowers, the borrowers pay consideration and the borrowers receive a benefit from your ordinary activities. Your analysis should distinguish the key considerations for each economic model (i.e., Direct Model, Intermediary Model - Transferred to Non Institutional Investors (True Sales), and Intermediary Model — Institutional Investors (Consolidated Trusts));

The Company respectfully advises the Staff that the Company’s overall business approach, regardless of the different models being applied during the historical periods, are the same.  In effect, the Company’s goal is to provide investors opportunities to lend money to qualified borrowers and service those loans on behalf of the investor, which the Company views as their customer in all instances.  Specifically, the Company’s intention under all business models are to act as an agent for the investors via its platform. The Company never had the intention to underwrite loans for its own account, even though the Company is required under U.S. GAAP to report loans facilitated under certain business models on its consolidated balance sheet. From the borrowers’ perspective, the Company believes they make the decision to borrow based on the total cost of the borrowing, which comprehends both the interest and the service fees charged under the loan agreements.    This is also consistent with the manner in which the regulator views the annualized fee rates, and has established a maximum annualized fee rate of 36%, which includes all service fees and insurance fees associated with the loan.  The economics to both the investor and the borrower are in effect the same, regardless of the specific business model conducted by the Company and the allocation of total proceeds between the Company and the investors are irrelevant as the Company believes they compare at the cost of the borrowing with market rates. The borrowers acknowledge and allow future transfer of the creditor rights on the underlying loan by the initial counterparty to the loan agreement, which is in place also for all models.  In short, the Company’s business model is to earn revenues through providing facilitation and post origination services to investors, the customers, who seek to earn a return on their investment with the help of the Company’s services.

Under the Direct Model, the Company has concluded the investor is its customer as defined by ASC 606. The Glossary in ASC 606-10-20 defines a customer as “A party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” The Company does not believe borrowers are a customer based on consideration of the following specific facts and circumstances:

•                  The Company enters into a separate agreement with the borrower, as a means to obtain the information required to undertake the facilitation services for the investor, and to subsequently provide the post origination services.  Specifically, the services performed by the Company for the borrowers, as stipulated in the agreement, primarily relate to providing certain borrower information on the Company’s platform once a loan application is approved by the Company, the purpose of which is to generate the data required by the customers (investors), so that they may provide loans to approved borrowers. These activities themselves do not necessarily result in successful facilitations and do not constitute a performance obligation under ASC 606. The Company does not charge any fee to the borrower for these activities.

•                  The Company collects all payments from the borrowers, and  is authorized by the investors to deduct its service fees directly from the cash flows paid by borrowers.  The payment mechanism is designed this way mainly to secure collection and for operational efficiency because the Company is already collecting the principal and interest from the borrower as part of its servicing activities. The Company does not believe this payment term itself would dictate who the customer is in the overall arrangement, nor does the Company believe the borrowers would consider this a service to them.

•                  The investor is the party receiving the primary benefits from all the services provided by the Company including facilitation, post-origination services and the guarantee services. Borrowers are mandated to purchase credit insurance as a pre-condition to the loan. From that perspective, the guarantee is designed primarily to protect the investor’s interests.

As such, based upon the specific factors outlined above, the Company has concluded that it is acting as an agent for the investor and the borrower is not the Company’s customer.

Under the Intermediary Model - Transferred to Non Institutional Investors, the Company originates the loan with approved  borrowers, utilizing its own funds first and then transfers the loans (including the creditor’s rights) to third party investors typically within a few days. As a matter of policy, the Company does not have the intention to retain the loans as an investment for its own account,  but rather undertakes this activity, which is akin to facilitation services in order to supply the demand for loans from its customers, the investor.  The purpose of this business model is to provide sufficient loan products for the investors’ selection on the platform, otherwise it would potentially run the risk of losing its customers to other competitors. However, the accounting treatment of the transaction falls under different accounting models during the life cycle of the loan:

•                  The loan extended by the Company to the borrowers are initially recorded on the consolidated balance sheet as loans held for sale, which is accounted under ASC 310 Receivables. However, this stage is temporary and after typically within a few days the loan is de-recognized upon the sale.

•                  When the loans (including the creditor rights) are transferred to external investors, it is accounted for as a true sale under ASC 860. After the sale, the Company continues to service the loans for the investors in the same manner as for the loans facilitated under the Direct Model, and considers that the customer is the investor under ASC 606 for the same reasons as described above.

Under the Intermediary Model — Institutional Investors, the Company transfers the loans (including the creditor’s rights) to trusts formed and operated by various third party trust companies. The trusts are formed to meet the external or internal compliance requirement of the financial institutions as they are not allowed to directly hold the legal title of the loans. The intention of this model is still to serve the institutional investors by facilitating loans for them, and then servicing them. The trusts are separate legal entities and are required to be consolidated by the Company under the VIE model (ASC 810). Accordingly, the loans held by the trusts are reported on the consolidated balance sheet of the Company.  Accounting for such loans falls under ASC 310, Receivables and fair value option subsection of ASC 825, Financial Instruments, instead of ASC 606. The Group recognizes the service fees and interests charged to the borrowers over the lifetime of the loans using the effective interest method and reports the amount as revenue under “Financing income”.

Furthermore, the Company has significantly reduced the volume of business through the Intermediary Model to comply with the latest regulatory requirements. The Company expects the majority of the revenues to be derived from the Direct Model going forward.

•                  How you concluded that borrowers were not a customer under the Intermediary Model considering you initially provide credit to borrowers using your own funds;

The Company respectfully advises the Staff that under the Intermediary Model, the loans are temporarily recorded as “Loans held for sale” under the codification of ASC 310, rather than ASC 606 before they are transferred to external investors.  When the loans (including the creditor rights) are transferred to external investors, it is accounted for as true sale under ASC 860. Upon the sale, the Company continues to service the loans for the investors in the same manner as for the loans facilitated under the Direct Model and has concluded that the customer is the investor under ASC 606.

Please see the detailed analysis in the bullet point 1 above.

•                  How the fact that the loan and payable to investors are on balance-sheet under the Intermediary Model — Institutional Investors (Consolidated Trusts) impacted your analysis; and

As noted above, the design of this arrangement was entered in order to provide the services to its end customer, the institutional investors, and as such the substance of the business being conducted remains the same.  The Company respectfully advises the Staff that the trusts are consolidated by the Company based on the analysis under ASC 810, therefore the loans and payables to investors held by the trusts are reported on the consolidated balance sheets. The Company does not think the fact that the loans facilitated under the Intermediary Model — Institutional Investors (Consolidated Trusts) are on balance-sheet would impact the accounting analysis and conclusion reached for loans facilitated under the Direct Model.

•                  What consideration is provided by your investors considering the definition of a customer in ASC 606.

The Company respectfully advises the Staff that for facilitation, post-origination and guarantee services, the Company is contractually authorized by the investors to collect its service fees directly from the borrowers by deducting service fees from the monthly instalment payments made by the borrower and in some cases by deducting upfront fees from the loan principal to the borrower. Although the payment mechanism is designed to collect service fees from the borrower directly, the purpose is to secure the Company’s collection of service fees and for operational efficiency. The Company and the investor could have agreed to have the borrower pay the investor a higher amount, and then have the investor pay the service fee to the Company, but that approach would not be as operationally efficient. The Company also charges service fees directly from investors for facilitating the transfer of loans amongst the investors on the Company’s platform. In substance, the Company believes the service fees are generated from services provided to the investor as an agent, and the service fees are deducted from the cash flows paid by the borrower, pursuant to the payment terms.

Direct Model, page F-16

20.  We note your statement in comments 41 and 47 that there is an unconditional right to consideration for post-origination services upon entry into the contract. Please tell us in greater detail why you do not recognize a contract asset, or receivable, if only the passage of time is required before payment of that consideration is due, and record a corresponding contract liability related to your post-origination services performance obligation considering the guidance in ASC 606-10-45-2 and -4. In addition, please describe to us the contractual term that gives rise to the unconditional right to consideration and whether the unconditional right to consideration is from the investor or the borrower.

The Company respectfully advises the Staff that prior to September 2017 the service fees charged to the borrower is a lump sum amount that includes all the services provided by the Company to the investor including facilitation, post-origination and guarantee services. In addition to the portion of service fees that are being collected upfront for certain products, the fees are payable, together with interest and principal by the borrower on a monthly basis in equal payments. As stipulated in the contractual agreement, the borrower cannot early-terminate the loan unless all unpaid or overdue platform service fees are paid. Hence, the Company’s right to the total service fee is unconditional (only passage of time is required) as agreed in the service agreement.  Since the Company’s customer is the investor and it is the investor who authorized the Company to deduct fees directly from the payments made by the borrower, the contractual right to consideration is in substance from the investor.

For certain Xiaoying Card Loans facilitated, the borrower can early repay the loans with a portion of the monthly service fees for the remaining period being waived.  In this case, since the Company has completed the facilitation service to the customer (investor) at loan inception and does not have the unconditional right to the corresponding service fee other than passage of time, ASC 606-10-45-3 is met and a contract asset is recorded when recognizing revenue from the loan facilitation service upon facilitation of these loans.

For the post-origination service, the performance obligation is satisfied over the term of the loan.

First, the Company considered whether to record a contract asset related to post-origination services, upon inception of the loan. As defined in ASC 606-10-45-3, a contract asset is “an entity’s right to consideration in exchange for goods or services that the entity has transferred to a customer” (emphasis added). Even though the Company is entitled to the full service fee at loan inception, including the consideration allocated to post-origination service, as the post-origination service has not been transferred to the customer yet, the Company is not able to record a contract asset corresponding to the post-origination service, according to the definition of a contract asset.

The Company further considered whether to record a receivable for the full amount of post-origination services, upon inception of the loan. As described in the April 2016 FASB-only Revenue Recognition TRG meeting, the Company understands that there may be diversity in practice related to when receivables are recorded in multiperiod contracts that include performance obligations satisfied over time, and the Company’s understanding is that the FASB did not intend, upon issuance of Topic 606, to change practice related to when receivable balances are recorded. Although the Company’s right to consideration is unconditional at loan inception, the Company incrementally records accounts receivable related to the post-origination service over time, as it satisfies its performance obligation, rather than recording a receivable for a full amount of servicing fees at loan inception.  When evaluating whether such receivable should be recorded upon loan inception, the Company also contemplated what the potential offsetting entry would be, and considered the definition of a contract liability under Topic 606. ASC 606-10-45-2 defines a contract liability as an “entity’s obligation to transfer goods or services to the customer for which the entity has received consideration (or an amount of consideration is due) from the customer” (emphasis added). Since the Company has not yet received consideration relating to post-origination at loan inception (the upfront fee collected at loan facilitation is first allocated to guarantee liability and historically it was not sufficient to cover the fair value of guarantee liability), and amounts are not technically due yet because service fees are charged on a monthly basis, no contract liability is recorded for post-origination service. As a result of the above analysis, no balance of receivable, contract asset or contract liability for post-origination service were presented in the consolidated balance sheet, and the Company instead recognizes a receivable, and corresponding revenue, on a monthly basis throughout the contract period, as the services are performed.

For certain loan products facilitated since September 2017, it is agreed in the contract that the borrower can early repay the loan, and the residual fees will be waived. In this case, since the Company has completed the facilitation service to the customer (investor) at loan inception and does not have the unconditional right to the corresponding service fee other than passage of time, ASC 606-10-45-3 is met and a contract asset is recorded when recognizing revenue from the loan facilitation service upon facilitation of these loans.

21.  We note your statement in comment 42 and your disclosure on page 109 that that post-origination services for loans facilitated under the Direct Model are within the scope of ASC 860. Please tell us in detail how you determine if you should recognize a servicing asset or servicing liability.

The Company respectfully advises the Staff that post-origination services represent a distinct performance obligation that is within the scope of ASC 860. ASC 860-50 requires a servicing asset to be recognized for a contract to service financial assets under which the benefits of servicing are expected to more than adequately compensate the servicer for performing the servicing; and a servicing liability to be recognized for a contract to service financial assets under which the estimated future revenues from contractually specified servicing fees, late charges, and other ancillary revenues (benefits of servicing) are not expected to adequately compensate the servicer for performing the servicing.

The Company has concluded that no servicing asset or liability should be recorded for the historical periods presented because the service fee charged and allocated to post-origination is at market level and provides adequate compensation for the service. In order to draw this conclusion, the Company evaluated its historical performance for comparable services and conducted market research to assess fees charged by other market participants for similar services in the PRC. Based on the Company’s research, it concluded that the service fees were charged at market rates. The Company further notes that given the short-term nature of substantially all of their loans (having a maturity of less than one year), the value of any related services would be immaterial. As a result, no servicing asset or liability was recorded.

22.  We note your disclosure that revenues from post-origination services under the Direct Model are recognized over the term of the underlying loans as the services are provided to the investors. Please revise to clarify if you recognize the fees over the term using the straight-line method. If you do not, please disclose the method and tell us why this method better matches the timing of satisfying the performance obligation.

The Company respectfully advises the Staff that post-origination revenue is recognized on a straight-line basis and has revised its disclosures in F-19 accordingly.

23.  We note your response to comment 48. Please revise to provide additional information regarding the timing of collecting service fees from borrowers. For example, consider clarifying whether the service fees are collected in equal payments over the term of the contract or whether higher payments are made during the beginning of the term.

The Company respectfully advises the Staff that the service fees are collected in equal payments over the term of the contract from the borrower. The Company has revised accordingly in F-19.

Intermediary Model, page F-17

24.  We note in your response to comment 63 that loan principal and interest collected for loans held in consolidated trusts from monthly installments are reinvested into new loans upon collection and that distribution to investors is made by the trusts at the end of the term of the trust. Please enhance your disclosures to clarify the terms between the trust and investors, including the fact that principal and interest collected from monthly installments are reinvested into new loans.

In response to the Staff’s comment, the Company has enhanced disclosures to clarify the terms between the trust and investors in F-20.

25.  We note your response to comment 68. Please enhance your disclosure to clarify that loans held by the consolidated trusts primarily consist of Xiaoying Housing Loans considering their specific credit risk.

In response to the Staff’s comment, the Company has enhanced the disclosure in F-20.

Guarantee Liabilities, page F-21

26.  We note your response to comment 51. We note that the guaranty liability recorded at loan inception is estimated based on the Group’s expected payouts and also incorporates a markup margin and that expected payouts are estimated based on expected delinquency rates and collection rates for each product type, taking into consideration historical loss experiences. Please address the following.

•      Clarify if expected payouts factor in missed payments paid by ZhongAn within two business days from payment due date;

The Company respectfully advises the Staff that if the borrower fails to pay on time for the first time, ZhongAn will pay the delinquent amount including the loan principal as well as the interest to the investor within two business days from payment due date. If the borrower is delinquent for two months, the loan will be automatically terminated and ZhongAn will pay the total remaining principal and one month of accrued interest to the investor within two business days. When evaluating the payout factor of the guarantee liability calculation, the missed payment paid by ZhongAn within two business days from payment due date is included in the estimated net payouts.

•      Clarify how you factor in increased insurance premiums charged to borrowers when actual payouts and collection rates exceed original estimates; and

The Company respectfully advises the Staff that before September 2017, the Company compensated ZhongAn at its discretion for defaulted principal and interest that are not subsequently collected over substantially all of its loan products. The price of insurance premium charged by ZhongAn is not a relevant factor to the estimation of guarantee liabilities by the Company. In addition, the insurance premiums charged to borrowers by ZhongAn did not change during the period prior to September 2017 as the actual payouts / collection rates did not exceed the original estimates.

After September 2017, the Company became jointly liable with borrower on certain loan products to ZhongAn on defaulted principal and interest. However the Company’s obligation was capped at a certain percentage of the principal agreed with ZhongAn at loan facilitation, which was 3.8% for the period from September to December 2017. The insurance premiums charged from borrowers by both ZhongAn and the Company are subject to ongoing adjustments in the event that profits and losses between the Company and ZhongAn are not evenly spread out based on periodic consultations between the two companies. Up to December 31, 2017, actual payouts and collection rates have never exceeded original estimates, as such, increased premiums charged to borrowers were not impacted by these reasons.

•      Clarify how you consider the impact of changes in product mix in your historical loss experiences.

The expected future payouts are estimated based on the estimated delinquency rates and collection rates for each product type on a portfolio basis. Given the Company already estimates the delinquency rates by product type, the changes in the product mix are already reflected in guarantee liabilities at each period.

Note 3. Fair value of assets and liabilities, page F-30

27.  Based on your election of the fair value option for the loan assets and liabilities of the consolidated trusts, please provide the required disclosure of ASC 825-10-50 –28(d) Fair Value Option.

In response to the Staff’s comment, the Company has revised its disclosures in F-39 and F-40.

28.  Considering that obligations to investors of loans held in a consolidated trust are based on the original contribution and you have elected the fair value option for these loans, clarify how you account for the difference between the carrying value and your obligation to distribute the original principal contribution.

The Company respectfully advises the Staff that the difference between the carrying value and the obligation to distribute the original principal contribution is primarily due to the time value of money factor. The difference is recorded in Fair value adjustments related to Consolidated Trusts in the consolidated statements of comprehensive income. In response to the Staff’s comment, the Company has revised disclosure on F-39 and F-40.

Disaggregation of revenues, page F-58

29.  It appears that Xiaoying Card Loan, Xiaoying Preferred Loan and Xiaoying Housing Loan products’ net guarantee liability payout ratios varied for the six months ended June 30, 2017, and that you present loan information by each of these three products as “key operating data” in your discussion of your business. Please tell us how you considered disaggregating the related revenues for each of these products in your disaggregated revenues disclosure pursuant to ASC 606-10-50-45.

In response to the Staff’s comment, the Company has revised its disclosures in F-21 and F-22 to separately present the revenue for Xiaoying Card Loan and Xiaoying Preferred Loan.

Guarantee liabilities, page F-65

30.  We note your response to comment 66. Based on your guarantee liability rollforwards on pages F-35 and F-65, please address the following:

The Company respectfully advises the Staff that in the previous response to Comment 55 in the Staff’s comment letter dated February 28, 2018, it was stated that the Company has “contractual obligation to bear full credit risk for all the loans insured by ZhongAn”. It has been clarified that in PRC legal terms the obligation does not represent a contract under law. However the Company does not believe that legal clarification have any impact on accounting conclusion previously submitted.

•      Tell us why your Xiaoying Housing loan guaranty liability reflects a debit balance of RMB13,798,287 and why you did not recognized an additional provision for this amount as of December 31, 2016. Please also address if any of the provision recognized for the six months ending June 30, 2017 relates to guarantee liabilities incurred as of December 31, 2016;

The Company respectfully advises the Staff that for Xiaoying Housing Loan, the Company provides guarantee or joint guarantees with ZhongAn to the investor for the borrowers’ defaults and consequently the borrower is required to provide a collateral to the Company. The guarantee liability is estimated based on the expected net payout at loan inception. Since the loan is collateralized and the value of the collateral is much higher than the loan principal, the Company estimated that the potential loss from default can be fully recovered by exercising the collateral right of the property, therefore, no additional provision was recorded for years ended December 31, 2016 and 2017. None of the provisions recognized for the six months ended June 30, 2017 related to guarantees uncured as of December 31, 2016. The estimated net payout is primarily attributable to the estimated cost to exercise the collateral right. In the arrangement with ZhongAn, ZhongAn would compensate the investor first for the losses from the borrower’s default and obtain the creditor’s rights in the loan. The Company subsequently then obtains the creditor’s right on the underlying loan after it compensates ZhongAn. In the case when ZhongAn is not involved, the Company is the only party providing the guarantee to the investor and obtains the creditor’s rights of the loan from the investor when it compensates the investor for the actual loss. Subsequently, the Company can exercise its collateral right of the property on the underlying loan to recover the loss. The administrative and legal process may take more than one year, resulting in a relatively long time lag between the payout and collection. The debit balance as of December 31, 2016 was a result from the payouts made during the year for defaulted loans while the recovery was expected after year end. In consideration of the above, the Company considered it was more appropriate to record the payout amount in connection with the acquisition of the defaulted loans as a collateralized receivable upon receipt of creditor’s rights in the loan, because it essentially represents the present value of future expected cash flows from exercising the collateral right on the underlying property.

The Company has reclassified RMB21,096,896 (US$3,242,534) from guarantee liability to collateralized receivable as of December 31, 2016 in the amended registration statement. See F-42.

•      Define net payouts. For example, clarify if payouts include missed payments after two business days from default or just principal and interest ultimately deemed uncollectible;

The Company respectfully advises the Staff that the net payouts include missed payments after two business days from default as well as subsequent collections, therefore the net payouts represent the principal and interest ultimately deemed uncollectible.

•      Tell us how you have satisfied the requirements of ASC 460-10-50-4 to disclose the current status of the payment/performance risk of the guarantee since net payouts is a resulting measure of the payment/performance risk;

The Company respectfully advises the Staff that a contingent liability is determined on a pool basis for each product cohort representing the obligation to make future payments under the Company’s current arrangement with ZhongAn in excess of stand-ready liability measured using ASC Topic 450. The contingent component is measured at each period end for existing loans based on probable loss considering the actual historical performance and current conditions. This ensures that at all times, the recognized liability (including the stand-ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio for each product cohort. As long as the incurred net payouts are within the range of the initial estimation, the Company does not expect significant additional contingent liability to be needed. This is disclosed in F-24 and F-25 and thus meets ASC 460-10-50-4.

•      Tell us how the provision at inception of new loans of RMB370,524,887 correlates to RMB16,617 million in new loans for the six month ending June 30, 2017;

The Company respectfully advises the Staff that the total amount of provision at inception of new loans does not have direct observable linear correlation with the amount of new loans facilitated during the period given that other variables need to be taken into account to estimate the guarantee liability including the historical delinquencies, expected payouts and changes in product mix. Since delinquency ratios and expected net payouts vary product, the changes in product mix would have a meaningful impact on the total amount of provision provided during the six month period ended June 30, 2017.

•      Disclose the approximate term of the guarantee, including the remaining term for the guarantee liability outstanding as of the end of the respective periods;

The Company respectfully advises the Staff that the approximate term of the guarantee is for a period of 12 months or less i.e. the term of the loan. Accordingly, for the respective periods, the remaining term of the guarantee liability outstanding would be for a period of 12 months or less.

The Company has revised its disclosure in F-25:

•      Considering that the maximum term of your loans is twelve months and your guarantee liability recorded at loan inception is estimated based on your expected payouts and incorporating a markup margin, tell us and enhance your disclosure, why your net payouts for the six months ending are only RMB100,530,317 considering your provision of RMB370,524,887;

The Company respectfully advises the Staff there is no direct linear relationship between the net payouts in a given period versus the provision at inception for loans facilitated in the same given period. A significant portion of net payouts during the six months ended June 30, 2017 were related to loans facilitated in 2016 and the Company recorded RMB73 million of additional contingent guarantee liabilities in the six months ended June 30, 2017 for a certain loan product facilitated in 2016. The volume of loans facilitated increased significantly in 2017 resulting in an increased provision for new loans at inception. The timing of delinquency and payout as well as the subsequent collection factor could vary by product and vintage.

•      Tell us how you calculate the guarantee liability released upon expiration;

The Company respectfully advises the Staff that the Company tracks the stand-ready liability on a loan-by-loan basis and releases the remaining stand-ready liability upon expiration of the underlying loan. The Company also at each period end evaluates on a portfolio basis at each product cohort as to whether the guarantee liability is sufficient for the outstanding portfolio or any additional contingent liability should be provided.  Revenue from releasing the stand-ready liability and expenses from the recognition of contingent liability relating to the guarantee service in the same period are presented on a net basis in the consolidated statements of comprehensive income. The Company records a corresponding amount as “Other revenue” in the consolidated statements of comprehensive income. (On a portfolio basis, when the aggregated contingent liability required to be recognized under ASC 450 exceeds the guarantee liability balance, the Group will record the excess as an operating expense.) If the contingent liability recognized is greater than the release of the stand-ready liability upon expiration, the net amount is recorded in “Provision for contingent guarantee liability”. Otherwise, the net amount is recorded in “Other revenue”.

•      So that we can better understand your accounting, please provide us with a quarterly rollward of the guaranty liability for each of the six months in 2017; and

The Company respectfully provides the following quarterly rollforward of guarantee liability for each quarter in 2017.

	As of January 1, 2017	Provision at the inception of new loans(1)	Net payouts during the period (1)	Released on expiration(1)	Contingent liability	As of March 31, 2017
Direct Model
Internet channel	74,334	11,517,248	(2,817,236)	(163,085)	—	8,611,261
Xiaoying Card Loan	1,578,054	72,640,478	(7,302,201)	(395,749)	—	66,520,582
Xiaoying Preferred Loan	716,552	10,108,911	(2,662,367)	(41,161)	—	8,121,935
Others	471,380	723,199	(223,435)	(7,181)	—	963,963
Intermediary Model
Internet channel	2,403,457	4,020,911	(983,556)	(56,936)	—	5,383,876
Xiaoying Card Loan	51,555,979	13,791,327	(7,785,012)	(182,419)	—	57,379,875
Xiaoying Preferred Loan	21,321,806	15,532,071	(8,443,351)	(107,973)	—	28,302,553
Xiaoying Housing Loan	7,298,609	11,540,460	(106,948)	(642,318)	—	18,089,803
Others	15,241,281	1,331,985	(1,435,284)	(78,272)	—	15,059,710
Total	100,661,452	141,206,590	(31,759,390)	(1,675,094)	—	208,433,558

	As of March 31, 2017	Provision at the inception of new loans(1)	Net payouts during the period (1)	Released on expiration (1)	Contingent liability	As of June 30, 2017
Direct Model
Internet channel	8,611,261	9,592,675	(2,311,430)	(135,833)	—	15,756,673
Xiaoying Card Loan	66,520,582	143,390,015	(37,747,273)	(741,886)	—	171,421,438
Xiaoying Preferred Loan	8,121,935	13,637,606	(3,464,361)	(70,998)	—	18,224,182
Others	963,963	553,940	(365,908)	(6,188)	—	1,145,807
Intermediary Model
Internet channel	5,383,876	3,349,003	(806,968)	(47,422)	—	7,878,489
Xiaoying Card Loan	57,379,875	18,530,670	(12,407,962)	(368,235)	—	63,134,348
Xiaoying Preferred Loan	28,302,553	29,542,125	(9,503,476)	(186,241)	—	48,154,961
Xiaoying Housing Loan	18,089,803	9,235,079	(175,420)	(226,647)	—	26,922,815
Others	15,059,710	1,487,184	(1,988,129)	(67,441)	73,492,088	87,983,412
Total	208,433,558	229,318,297	(68,770,927)	(1,850,891)	73,492,088	440,622,125

	As of June 30, 2017	Provision at the inception of new loans	Net payouts during the period	Released on expiration	Contingent liability	As of September 30, 2017
Direct Model
Internet channel	15,756,673	308,152	(6,385,664)	(505,342)	—	9,173,819
Xiaoying Card Loan	171,421,438	337,754,624	(97,402,810)	(5,093,601)	—	406,679,651
Xiaoying Preferred Loan	18,224,182	26,620,369	(5,299,036)	(764,769)	—	38,780,746
Others	1,145,807	114,819	(87,940)	(21,478)	—	1,151,208
Intermediary Model
Internet channel	7,878,489	7,582	(2,229,368)	(1,049,227)	—	4,607,476
Xiaoying Card Loan	63,134,348	30,622,876	(26,530,250)	(579,458)	—	66,647,516
Xiaoying Preferred Loan	48,154,961	85,260,643	(13,900,370)	(2,006,133)	—	117,509,101
Xiaoying Housing Loan	26,922,815	2,538,170	(369,014)	(8,846,358)	—	20,245,613
Others	87,983,412	1,251,440	(68,542,651)	(234,097)	—	20,458,104
Total	440,622,125	484,478,675	(220,747,103)	(19,100,463)	—	685,253,234

	As of September 30, 2017	Provision at the inception of new loans	Net payouts during the period	Released on expiration	Contingent liability	As of December 31, 2017
Direct Model
Internet channel	9,173,819	21,561	(7,268,187)	(656,490)	—	1,270,703
Xiaoying Card Loan	406,679,651	—	(136,596,806)	(5,864,983)	97,944,268	362,162,130
Xiaoying Preferred Loan(2)	38,780,746	—	(14,739,833)	(1,025,311)	—	23,015,602
Others	1,151,208	860,633	(25,347)	(45,304)	—	1,941,190
Intermediary Model
Internet channel	4,607,476	107,527	(928,828)	(2,127,192)	—	1,658,983
Xiaoying Card Loan	66,647,516	—	(31,300,937)	(2,008,468)	11,142,320	44,480,431
Xiaoying Preferred Loan(2)	117,509,101	—	(30,462,661)	(2,229,579)	—	84,816,861
Xiaoying Housing Loan	20,245,613	656,728	(518,094)	(11,695,274)	—	8,688,973
Others	20,458,104	1,114,065	(4,113,922)	(324,087)	—	17,134,160
Total	685,253,234	2,760,514	(225,954,615)	(25,976,688)	—	545,169,033

Note (1); The amounts of provision, net payouts, and release on expiration for each product as previously disclosed in the notes to unaudited interim condensed consolidated financial statements for the six months ended June 30, 2017 were incorrect and have been fixed in the tables displayed above.

Note (2): the Group has revised the arrangement with ZhongAn in September 2017 according to which the Group no longer provides guarantee on Xiaoying Preferred Loans. Therefore, no guarantee liability was recorded for Xiaoying Preferred Loans facilitated in the 4th quarter of 2017.

•      Tell us how the amount released on expiration of RMB3,525,985 correlates to provision at inception of new loans of RMB370,524,887 for the six months ending June 30, 2017 compared to the amount released on expiration of RMB2,730,677 and provision at inception of new loans of RMB110,179,961 for the year ended December 31, 2016 and your estimate of what you expect to release on expiration for the guaranty liability as of December 31, 2017.

The Company respectfully advises the Staff that there is no direct correlation between the amount released on expiration versus the provision at inception of the loan and therefore it is difficult to expect what the release on expiration for the guarantee liability as of December 31, 2017 would be in the future. The amount released on expiration varies on numerous factors not limited to the different product mix ratio, the loan facilitated amount, differences between actual and expected delinquencies, etc.  The amount released on expiration had been immaterial as a percentage of total revenue in historical periods, and is not expected to become material in future periods.

*              *              *              *

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or James C. Lin at +852-2533-3368 (james.lin@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:           Mr. Yue (Justin) Tang, Chief Executive Officer

Mr. Jie (Kevin) Zhang, Chief Financial Officer

X Financial

Mr. Weiheng Chen, Esq.

Ms. Dan Ouyang, Esq.

Mr. Steven V. Bernard, Esq.

Wilson Sonsini Goodrich & Rosati

Deloitte Touche Tohmastu Certified Public Accountants LLP